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                              September 4, 2020

       Laura Clague
       Chief Financial Officer
       Retrophin, Inc.
       3721 Valley Centre Drive, Suite 200
       San Diego, CA 92130

                                                        Re: Retrophin, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            File No. 001-36257

       Dear Ms. Clague:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations - Operating Expenses, page 53

   1. We note your selling, general and administrative expenses increased by 24% due to increased legal and
compensation expenses. In future filings, please describe in further detail the underlying
reasons for the significant increase and provide additional
                                                        quantitative
information as necessary.
       Consolidated Financial Statements
       Note 9. Intangible Assets
       Thiola License Agreement, page F-22

   2. We note that in 2019 you added $15.8 million to intangible assets related to royalties in excess of the minimum.
Please explain to us the basis for your accounting treatment to
 Laura Clague
Retrophin, Inc.
September 4, 2020
Page 2
         capitalize royalty payments in excess of minimum royalties and the accounting literature that you relied on for this treatment. Please explain to us the reason you do not expense the annual royalty payments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



FirstName LastNameLaura Clague                                Sincerely,
Comapany NameRetrophin, Inc.
                                                              Division of
Corporation Finance
September 4, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName